==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                                 TENON LIMITED
                               (Name of Issuer)

                                ORDINARY SHARES
                               PREFERENCE SHARES
                        (Title of Class of Securities)
                             ----------------------

                                   339324873
                      (CUSIP Number for Ordinary Shares)
                                   339324808
                     (CUSIP Number for Preference Shares)

                             ----------------------
                                RUBICON LIMITED
                           LEVEL 6, MICROSOFT HOUSE
                              7-9 FANSHAWE STREET
                                   AUCKLAND
                                  NEW ZEALAND
                                 +64 9 3569800
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                             ----------------------
                                   COPY TO:

                              RICHARD HALL, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000
                             ----------------------
                                 APRIL 8, 2004

            (Date of Event which Requires Filing of this Statement)

==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and filing this schedule because of {section}{section} 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Limited
---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           None
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           None
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Rubicon Limited
             None
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [X]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             N/A
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             HC, IV
---------- -------------------------------------------------------------------

Note: Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited, wholly owned subsidiaries of Rubicon Limited, together hold 7,714,711 Ordinary Shares and 48,049,950 Preference Shares. Each of Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited has entered into a deed with Rubicon Forests Limited, another wholly owned subsidiary of Rubicon Limited, whereby Rubicon Forests Limited has been granted the authority to exercise all voting rights in respect of their respective shareholdings in the Company. This authority may be terminated at any time by either of Rubicon Forests Holdings Limited or Rubicon Forests Investments Limited. Rubicon Limited disclaims beneficial ownership of the aforementioned Ordinary Shares and Preference Shares.

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Forests Holdings Limited
---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           None
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           7,500,000 Ordinary Shares
                                           41,714,866 Preference Shares
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Rubicon Forests Holdings
             Limited
             7,500,000 Ordinary Shares
             41,714,866 Preference Shares
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [ ]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             8.07% of Ordinary Shares
             22.44% of Preference Shares
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             IV
---------- -------------------------------------------------------------------

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Forests Investments Limited

---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           None
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           214,711 Ordinary Shares
                                           6,335,084 Preference Shares
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Rubicon Forests Investments
             Limited
             214,711 Ordinary Shares
             6,335,084 Preference Shares
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [ ]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             0.23% of Ordinary Shares
             3.41% of Preference Shares
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             IV
---------- -------------------------------------------------------------------

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Forests Limited

---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           7,714,711 Ordinary Shares
                                           48,049,950 Preference Shares
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           None
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11 Aggregate Amount Beneficially Owned by Rubicon Forests Limited 7,714,711 Ordinary Shares
             48,049,950 Preference Shares
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [ ]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             8.30% of Ordinary Shares
             25.85% of Preference Shares
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             IV
---------- -------------------------------------------------------------------

Item 1.     Security and Issuer.
            --------------------

            This Schedule 13D relates to the Ordinary Shares and Preference Shares (the "Shares"), of Tenon Limited.

            The issuer is Tenon Limited (formerly known as Fletcher Challenge Forests Limited), a company organized under the laws of New Zealand (the "Company"). The address of the Company's principal executive office is:

            8 Rockridge Avenue
            Penrose
            Auckland
            New Zealand

Item 2.     Identity and Background.
            ------------------------

            (a) and (f) This Schedule 13D is being filed by:

                 (i) Rubicon Limited, a company organized under the laws of New
            Zealand;

                 (ii) Rubicon Forests Holdings Limited, a company organized under the laws of New Zealand and a wholly owned subsidiary of Rubicon Limited;

                 (iii) Rubicon Forests Investments Limited, a company organized under the laws of New Zealand and a wholly owned subsidiary of Rubicon Limited; and

                 (iv) Rubicon Forests Limited, a company organized under the laws of New Zealand and a wholly owned subsidiary of Rubicon
            Limited.

            Rubicon Limited, Rubicon Forests Holdings Limited, Rubicon Forests Investments Limited and Rubicon Forests Limited are collectively referred to in this Schedule 13D as the "Stockholders".

            (b) The address of the principal offices of the Stockholders is:

                     Level 6, Microsoft House
                     7-9 Fanshawe Street
                     Auckland
                     New Zealand

            (c) Pursuant to Instruction C, the address, principal occupation and citizenship of the directors and executive officers of each of the Stockholders are set forth in Schedules I, II, III and IV.

            (d) During the last five years, none of the Stockholders nor any person listed on Schedules I, II, III or IV has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither the Stockholders nor any person listed on Schedules I, II, III or IV was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            In March 2001, as part of the dismantling of the Fletcher Challenge Group's targeted share structure, Fletcher Challenge Energy was sold to Shell and Apache Corporation and Rubicon Limited was formed.

            The funds that Rubicon Limited invested in the Company were received from Shell. Shell had been directed by Fletcher Challenge Energy shareholders to pay to Rubicon Limited (in subscription for Rubicon Limited shares by such shareholders) part of the purchase price payable by Shell to those shareholders for the purchase of their Fletcher Challenge Energy shares. By this means Rubicon Limited received NZ$299.63 million from Shell, of which NZ$154.54 million was used to acquire the shares of the Company. Rubicon Limited made this investment through its wholly owned subsidiary, Rubicon Forests Holdings Limited, by acquiring:

     (i) direct from the Company, a placement of 75,000,000 Ordinary Shares and 150,000,000 Preference Shares, for a total of NZ$90 million; and

    (ii) 267,148,663 Preference Shares for NZ$64.54 million under an agreement with the underwriters of the Company's Preference Share issue completed in December 2000.

These two transactions resulted in Rubicon having a 17.64% holding in the Company.

            During November 2002, the Company's Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, Rubicon Forests Holdings Limited held 15,000,000 Ordinary Shares and 83,429,733 Preference Shares.

            During the period February 10-19, 2003, Rubicon Limited, through Rubicon Forests Investments Limited, used NZ$14.47 million to acquire 429,422 Ordinary Shares and 12,670,169 Preference Shares. The acquisition was made on the open market using funds from Rubicon's outstanding cash balance at the time. The purpose of the acquisition was to increase Rubicon's investment in the Company.

            Under a share cancelation and return of capital program initiated by the Company during March 2004, one out of every two Ordinary Shares and one out of every two Preference Shares was canceled, and NZ$1.25 per canceled Share was paid to the Company's shareholders. As a result of the share cancelation and return of capital, Rubicon Forests Investments Limited currently holds 214,711 Ordinary Shares and 6,335,084 Preference Shares, and Rubicon Forests Holdings Limited currently holds 7,500,000 Ordinary Shares and 41,714,866 Preference Shares.

            On May 5, 2003, each of Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited entered into a deed with Rubicon Forests Limited whereby Rubicon Forests



                                   8 of 18

Limited was granted the authority to exercise all voting rights in respect of their respective shareholdings in the Company. This authority may be terminated at any time by either of Rubicon Forests Holdings Limited or Rubicon Forests Investments Limited.

            Rubicon Limited disclaims beneficial ownership of the Ordinary Shares and Preference Shares held by each of Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited.

Item 4.     Purpose of Transaction.
            -----------------------

            The information set forth under Item 3 regarding Rubicon's historical acquisitions of Shares is incorporated in response to this Item 4.

            On April 8, 2004, Rubicon Limited announced to the New Zealand Exchange an offer by Rubicon Forests Limited to purchase that number of Ordinary Shares and/or Preference Shares that, when taken together with the voting rights already held or controlled by Rubicon Forests Limited, confer 50.01% of the voting rights in the Company. Based upon information currently available, this number of Shares is 83,689,255, being 37.514% of the capital of the Company not already held or controlled by Rubicon Forests Limited. The consideration for the offer is to be NZ$1.85 in cash for each Ordinary Share and each Preference Share accepted pursuant to the terms of the offer.

            The principal conditions to the offer will be (i) approval from the Overseas Investment Commission and (ii) achieving acceptances that will take Rubicon's ownership position to 50.01% of the Company. Rubicon has received an exemption under the New Zealand Takeovers Code from having to send its takeover offer to the Company's shareholders with U.S. mailing addresses. The offer will not be made, directly or indirectly, in or into, or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or of any facility of, a national securities exchange of the United States or any other jurisdiction where it would be inconsistent with local legal or regulatory requirements so to do (or would require Rubicon Forests Limited to make any filing under local legal or regulatory requirements) and will not be capable of acceptance by any such use, means, instrumentality or facility or from within any such jurisdiction. The offer is not being made for the American Depositary Receipts issued in respect of the Company's Shares.

            If the offer is successful, Rubicon intends to review the present board of directors and management of the Company to determine whether any changes are necessary. Rubicon does intend to procure the appointment of a majority of the board of directors of the Company. If the offer is not successful, Rubicon will carefully review all of its options with respect to the Company.

            Except as set forth in this Schedule 13D, none of the Stockholders nor, to the knowledge of each of them, any of the persons listed on Schedules I, II, III or IV with respect to the respective Stockholders has any other present plans or proposals which would result in or relate to:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;




                                   9 of 18

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            (a) The aggregate number and percentage of the Shares identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2 is as follows:

---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
           NAME                    RELATIONSHIP            NUMBER OF      PERCENTAGE OF      NUMBER OF      PERCENTAGE OF
                                                           ORDINARY          ORDINARY        PREFERENCE       PREFERENCE
                                                          SHARES HELD      SHARES HELD      SHARES HELD       SHARES HELD
                                                         OR CONTROLLED    OR CONTROLLED    OR CONTROLLED     OR CONTROLLED
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Rubicon Forests Holdings     Related company and              7,500,000            8.07%      41,714,866            22.44%
Limited (1)                  holder of more than 5%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Rubicon Forests              Related company
Investments Limited (1)                                         214,711            0.23%       6,335,084             3.41%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Rubicon Forests Limited (1)  Related company and
                             holder of more than 5%           7,714,711            8.30%      48,049,950            25.85%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Michael Andrews (2)          Director of a related
                             company                             15,925            0.02%          31,850             0.02%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Hugh Fletcher (3)            Director of a related
                             company and Rubicon
                             Forests Limited                      1,797            0.00%         313,033             0.17%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Luke Moriarty (4)            Director of a related
                             company                              3,403            0.00%           6,805             0.00%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------


                                   10 of 18

---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
           NAME                    RELATIONSHIP            NUMBER OF      PERCENTAGE OF      NUMBER OF      PERCENTAGE OF
                                                           ORDINARY          ORDINARY        PREFERENCE       PREFERENCE
                                                          SHARES HELD      SHARES HELD      SHARES HELD       SHARES HELD
                                                         OR CONTROLLED    OR CONTROLLED    OR CONTROLLED     OR CONTROLLED
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Mark Taylor (5)              Director of a related
                             company                              2,733            0.00%           5,466             0.00%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------
Bruce Burton (6)             Executive of Rubicon
                             Forests Limited                      7,735            0.01%               0             0.00%
---------------------------- ------------------------- ----------------- ---------------- --------------- -----------------

(1) The Ordinary Shares and Preference Shares are held by Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited, wholly owned subsidiaries of Rubicon Limited. Each of Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited has entered into a deed with Rubicon Forests Limited, another wholly owned subsidiary of Rubicon Limited, whereby Rubicon Forests Limited has been granted the authority to exercise all voting rights in respect of their respective shareholdings in the Company. This authority may be terminated at any time by either of Rubicon Forests Holdings Limited or Rubicon Forests Investments Limited. Rubicon Limited disclaims beneficial ownership of the aforementioned Ordinary Shares and Preference Shares.

(2)  Mr Andrews is a director of Rubicon Limited and the Company.

(3) Messrs Fletcher and Villiger are directors of Rubicon Limited, Rubicon Forests Holdings Limited, Rubicon Forests Investments Limited and Rubicon Forests Limited.

(4) Mr Moriarty is the Chief Executive Officer of Rubicon Limited and a director of Rubicon Limited, Rubicon Forests Holdings Limited and Tenon Limited.

(5) Mr Taylor is the Chief Financial Officer of Rubicon Limited and a director of Rubicon Forests Holdings Limited.

(6) Mr Burton is the Chief Executive Officer and Chief Financial Officer of Rubicon Forests Limited.

            (b) As the sole shareholder of each of Rubicon Forests Holdings Limited, Rubicon Forests Investments Limited and Rubicon Forests Limited, Rubicon Limited effectively controls the election of directors to the respective board of directors of each company. Each of Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited has entered into a deed with Rubicon Forests Limited whereby Rubicon Forests Limited has been granted the authority to exercise all voting rights in respect of their respective shareholdings in the Company. This authority may be terminated at any time by either of Rubicon Forests Holdings Limited or Rubicon Forests Investments Limited. Messrs Fletcher, Moriarty and Andrews hold some of their Shares through one or more trusts under which they do not exercise sole voting power. Some of Mr Burton's Shares are held by a related party and he does not have sole voting power over these Shares. Each of the other directors and executive officers listed on the table above has the sole power to vote all the Shares set forth beside his or her name.

            (c) No persons named in response to paragraph (a) above has effected any transaction in any equity security of the Company during the past sixty days.

            (d) Not applicable.



                                   11 of 18

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Except as set forth in this Schedule 13D, none of the persons named in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company. During the partial takeover offer described above, Rubicon Forests Limited intends to have ongoing contacts and negotiations with the Company and its directors, officers and shareholders.

Item 7.     Material to Be Filed as Exhibits.
            ---------------------------------

                  Not applicable.




                                   12 of 18

                                  SIGNATURES
                                  ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 6, 2004

                                        RUBICON LIMITED,

                                          by

                                             /s/ Mark Alan Taylor
                                            ----------------------------------
                                            Name:  Mark Alan Taylor
                                            Title: Company Secretary


                                        RUBICON FORESTS HOLDINGS
                                        LIMITED,

                                          by

                                             /s/ Simon Luke Moriarty
                                            ----------------------------------
                                            Name:  Simon Luke Moriarty
                                            Title: Director


                                        RUBICON FORESTS INVESTMENTS
                                        LIMITED,

                                          by

                                             /s/ Simon Kenneth Ross Aimer
                                            ----------------------------------
                                            Name:  Simon Kenneth Ross Aimer
                                            Title: Director


                                        RUBICON FORESTS LIMITED,

                                          by

                                             /s/ Bruce Griffith Burton
                                            ----------------------------------
                                            Name:  Bruce Griffith Burton
                                            Title: CEO and CFO





                                   13 of 18

                                                                    SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                              OF RUBICON LIMITED

NAME                         ADDRESS                          PRINCIPAL OCCUPATION              CITIZENSHIP
----                         -------                          --------------------              -----------

Michael Andrews              6 Entrican Avenue                Company Director                  New Zealand
                             Remuera
                             Auckland
                             New Zealand

Luke Moriarty                101 Selwyn Avenue                Chief Executive Officer           New Zealand
                             Mission Bay                      Rubicon Limited
                             Auckland
                             New Zealand

Gary Weiss                   23 New South Head Road           Executive Director                New Zealand
                             Vaucluse                         GPG plc
                             Sydney
                             New South Wales
                             Australia

Hugh Fletcher                179 Penrose Road                 Company Director                  New Zealand
                             Mt Wellington
                             Auckland
                             New Zealand

Tony Gibbs                   Apartment 5D                     Executive Director                New Zealand
                             68 Greys Avenue                  GPG plc
                             Auckland
                             New Zealand

Bill Hasler                  102 Golden Gate Avenue           Director                          U.S.A.
                             Belvedere, CA 90920              Vice-Chairman
                             U.S.A.                           Aphton Corporation

Stephen Kasnet               One University Lane              President and                     U.S.A.
                             Manchester, MA                   Chief Executive Officer
                             U.S.A.                           Harbor Global

John Villiger                150 Long Drive                   Executive Director                New Zealand
                             St Heliers                       The Medicines Company
                             Auckland
                             New Zealand


                                   14 of 18

NAME                         ADDRESS                          PRINCIPAL OCCUPATION              CITIZENSHIP
----                         -------                          --------------------              -----------

Jouko Virta                  Tower 68 #30-04                  President                         Finland
                             Costa del Sol                    Global Fibre Supply
                             Bayshore Road
                             Singapore

Mark Taylor                  21 Law Street                    Chief Financial Officer           New Zealand
                             Torbay                           Rubicon Limited
                             Auckland
                             New Zealand




                                   15 of 18

                                                                   SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS
                      OF RUBICON FORESTS HOLDINGS LIMITED

NAME                         ADDRESS                          PRINCIPAL OCCUPATION              CITIZENSHIP
----                         -------                          --------------------              -----------

Bill Hasler                  102 Golden Gate Avenue           Director and Vice Chairman        U.S.A.
                             Belvedere, CA 90920              Aphton Corporation
                             U.S.A.

Hugh Fletcher                179 Penrose Road                 Company Director                  New Zealand
                             Mt Wellington
                             Auckland
                             New Zealand

John Villiger                150 Long Drive                   Executive Director                New Zealand
                             St Heliers                       The Medicines Company
                             Auckland
                             New Zealand

Luke Moriarty                101 Selwyn Avenue                Chief Executive Officer           New Zealand
                             Mission Bay                      Rubicon Limited
                             Auckland
                             New Zealand

Mark Taylor                  21 Law Street                    Chief Financial Officer           New Zealand
                             Torbay                           Rubicon Limited
                             Auckland
                             New Zealand



                                   16 of 18

                                                                  SCHEDULE III


                       DIRECTORS AND EXECUTIVE OFFICERS
                    OF RUBICON FORESTS INVESTMENTS LIMITED

NAME                         ADDRESS                          PRINCIPAL OCCUPATION              CITIZENSHIP
----                         -------                          --------------------              -----------

John Villiger                150 Long Drive                   Executive Director                New Zealand
                             St Heliers                       The Medicines Company
                             Auckland
                             New Zealand

Hugh Fletcher                179 Penrose Road                 Company Director                  New Zealand
                             Mt Wellington
                             Auckland
                             New Zealand

Simon Aimer                  572 Remuera Road                 Business Development              New Zealand
                             Remuera                          Director
                             Auckland                         Rubicon Limited
                             New Zealand





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


                                                                   SCHEDULE IV

                       DIRECTORS AND EXECUTIVE OFFICERS
                          OF RUBICON FORESTS LIMITED

NAME                         ADDRESS                          PRINCIPAL OCCUPATION              CITIZENSHIP
----                         -------                          --------------------              -----------

Bruce Burton                 22 Rangitoto Avenue              Business Development              New Zealand
                             Remuera                          Director of Rubicon
                             Auckland                         Limited; CEO and CFO
                             New Zealand                      of Rubicon Forests
                                                              Limited

Hugh Fletcher                179 Penrose Road                 Company Director                  New Zealand
                             Mt Wellington
                             Auckland
                             New Zealand

Tony Gibbs                   Apartment 5D                     Executive Director                New Zealand
                             68 Greys Avenue                  GPG plc
                             Auckland
                             New Zealand

Bill Hasler                  102 Golden Gate Avenue           Director and                      U.S.A.
                             Belvedere, CA 90920              Vice-Chairman
                             U.S.A.                           Aphton Corporation

Stephen Kasnet               One University Lane              President and                     U.S.A.
                             Manchester, MA                   Chief Executive Officer
                             U.S.A.                           Harbor Global

John Villiger                150 Long Drive                   Executive Director                New Zealand
                             St Heliers                       The Medicines Company
                             Auckland
                             New Zealand

Jouko Virta                  Tower 68 #30-04                  President                         Finland
                             Costa del Sol                    Global Fibre Supply
                             Bayshore Road
                             Singapore



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